                                GRAUBARD MILLER
                              405 Lexington Avenue
                            New York, New York 10174

FACSIMILE:                                                          DIRECT DIAL:
(212)818-8881                                                     (212) 818-8638

                                       March 28, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

              Re:  Jaguar Acquisition Corporation
                   Registration Statement on Form S-1 ("Registration Statement")
                   Amendment 6 Filed March 17, 2006
                   File No. 333-127135
                   -------------------

Dear Mr. Reynolds:

     On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated March 24, 2006, relating to the above-captioned Registration Statement. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL
-------

1.   WE NOTE YOUR RESPONSE TO COMMENT ONE FROM OUR LETTERS DATED MARCH 2, 2006
     AND FEBRUARY 8, 2006. WE ALSO NOTE THAT "THE PURCHASERS OF THE INSIDERS
     [SIC] UNITS HAVE ENTERED INTO BINDING SUBSCRIPTION AGREEMENTS WITH THE
     COMPANY IN WHICH SUCH PURCHASERS HAVE IRREVOCABLY AGREED TO PURCHASE THE
     INSIDER UNITS SUBJECT TO ONE REMAINING CONDITION - THE SEC DECLARING THE
     REGISTRATION STATEMENT EFFECTIVE." SUPPLEMENTALLY PROVIDE US WITH COPIES OF
     THE INDIVIDUALLY DATED AND EXECUTED "BINDING SUBSCRIPTION AGREEMENTS WITH
     THE COMPANY" FOR THE 116,667 INSIDER UNITS. WE MAY HAVE FURTHER COMMENT.

     We hereby supplementally provide the Staff with copies of the individually dated and executed subscription agreements referred to above.

Mr. John Reynolds
March 28, 2006

PART II
-------

RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

2.   WE NOTE YOUR RESPONSE TO OUR COMMENT 7. REVISE TO INCLUDE YOUR RESPONSE IN
     THIS SECTION.

     As requested, we will include the information contained in our response to the Staff's previous Comment 7 in a post-effective amendment to the Registration
Statement.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                       Very truly yours,

                                                       /s/ Jeffrey M. Gallant
                                                       ----------------------
                                                       Jeffrey M. Gallant

cc:   Jonathan Kalman
      James S. Cassano
      C. Richard Corl
      David M. Nussbaum
      Steven Levine
      Alan I. Annex, Esq.